UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of MAY, 2012

Commission File Number: 000-29916

AMERICAN BONANZA GOLD CORP.
(Translation of registrant's name into English)

Suite 1238, 200 Granville Street,
Vancouver, BC, V6C 1S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F    [           ]  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

The purpose of this 6-K submission is to furnish the United States Securities and Exchange Commission with documents previously filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval (“SEDAR”).

Exhibits

99.1	Condensed Consolidated Interim Financial Statements for the Period Ended March 31, 2012

99.2	Management’s Discussion and Analysis for the Period Ended March 31, 2012

99.3	Form 52-109F2 Certification of Interim Filings Full Certificate - CEO

99.4	Form 52-109F2 Certification of Interim Filings Full Certificate - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

American Bonanza Gold Corp.
(Registrant)

Date: May 15, 2012	By:	/s/ Catherine Tanaka
Catherine Tanaka

	Title:	Corporate Secretary